MSCM LLP

Accountants & Advisors for a Complex World

January 11, 2012

To: British Columbia Securities Commission
Alberta Securities Commission
Autorite des marches financiers (Quebec)

Dear Sirs/Mesdames:

We have read the statements made by Emgold Mining Corporation made in the attached copy of Change of Auditor Notice dated January 11, 2012 which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Signed: ***"MSCM LLP"***

Chartered Accountants
Toronto, Ontario
January 11, 2012